UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Embraer S.A.

(Exact Name of Registrant as Specified in the Charter)

Embraer Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(State or Other Jurisdiction)

001-15102

(Commission File No.)

65-1156742

(I.R.S. Employer Identification #)

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of Principal Executive Offices)

Leonardo Tatsuya Shinohara - Head of Investor Relations, (55) 11 3040 6874

(Name and telephone number, including area code, of the person to contact in connection with the report)

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Embraer S.A.’s Conflict Minerals Report for the calendar year ended December 31, 2022 is provided as Exhibit 1.01 hereto and is also publicly available at http://ri.embraer.com.br.

Item 1.02 Exhibit

The Embraer Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name:	Antonio Carlos Garcia
Title:	Executive Vice President of Finance and Investor Relations

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2022